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                               November 20, 2023

       Gregory Stula
       Chief Executive Officer
       REAL STREET BUILD-TO-RENT FUND I, LLC
       9200 NW 39th Ave.
       Suite 130-1002
       Gainesville, FL 32606

                                                        Re: REAL STREET
BUILD-TO-RENT FUND I, LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed October 25,
2023
                                                            File No. 024-12346

       Dear Gregory Stula:

                                                        We have reviewed your
offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Offering Statement on Form 1-A filed October 25, 2023

       Cover page

   1. We note your disclosure that the offering "will terminate on the earliest of: (a) the date the
                                                        Company, in its sole
discretion, elects to terminate, or (b) the date upon which all Units have been sold."
However, you disclose on page 16 that the offering will last 12 months and in Part I, Item 4
that the offering will not last more than one year. Please reconcile.
   2. Please add a cross reference to the risk factors discussing the distribution and redemption rights of the
investors.
       Risk Factors
       Control by Management, page 8

   3. Please describe the material differences between the Class A and the Class B Units.
 Gregory Stula
FirstName LastNameGregory Stula FUND I, LLC
REAL STREET     BUILD-TO-RENT
Comapany 20,
November  NameREAL
              2023    STREET BUILD-TO-RENT FUND I, LLC
November
Page 2    20, 2023 Page 2
FirstName LastName
Financial projections may be wrong, page 13

4. We note your disclosure that the Manager will periodically provide the Members with information about the Properties it acquires and develops on your behalf. Please disclose that material information about property acquisitions will be provided to investors in a post qualification amendment to this offering statement or advise. Plan of Distribution
Prior Investment Programs/Securities Offerings, page 16

5. Please revise to disclose your concurrent Regulation D offering and your sales of Class B
         Units.
Use of Proceeds, page 17

6.       We note that you are concurrently offering the Units pursuant to Rule
506(c) of
         Regulation D. Moreover, it appears that you plan use the proceeds of this offering with the proceeds from your Regulation D offering given your disclosure on page 6 that that the
         "[p]roceeds from the Offering and the Concurrent Regulation D Offering will be sufficient to allow implementation of the investment objectives as described." Please revise your disclosure to provide more detail about your concurrent Regulation D offering such as the size, timing, and termination date. Refer to Instruction 5 in Part II,
Item 6 of Form 1-A.
Conflicts of Interest, page 21

7. Please also describe your conflicts of interest in the Risk Factors section.
Key Employees of the Company's Manager
Business Experience, page 21

8.       Please disclose management   s business experience over the past five
years and include
         dates of employment. Refer to Part II, Item 10(c) of Form 1-A. Compensation of the Manager
Manager Fee Schedule, page 22

9. Please disclose how you will determine the value of gross assets to calculate the Asset
         Management Fee and the value of the committed equity to determine the Fund
         Management Fee. Also disclose whether there is any limit on the reimbursements and costs sharing to be paid to the Manager. If applicable, add risk factor disclosure.
Exhibits

10. We note your exhibit 11. In an amended offering circular, please have your auditor update their consent to reflect the correct name of the issuer, REAL STREET BUILD-TO-RENT
         FUND I, LLC.
 Gregory Stula
FirstName LastNameGregory Stula FUND I, LLC
REAL STREET     BUILD-TO-RENT
Comapany 20,
November  NameREAL
              2023    STREET BUILD-TO-RENT FUND I, LLC
November
Page 3    20, 2023 Page 3
FirstName LastName
11.      Please revise the legal opinion to include the amount offered.
12. We note that your maximum offering amount reflected in the offering statement is 25,000
         Class A Units. However, your Subscription Agreement refers to "50,000 Class A Interests of Membership Interest." Please reconcile.
General

13. We note that you are offering 25,000 Class A Units at $1,000 per Unit for a total of $25,000,000. However, in Item 4 of Part I, we note your disclosure of $1,000 as the total amount to be offered. Please revise Item 4 of Part I.
14. We note that Sections 19.8 and 19.9 of your Operating Agreement includes provisions for arbitration and waiver of jury trial. Please include disclosure in your offering statement risk factors section regarding these provisions, including a description of the provisions, the risk of the provisions, impacts on investors, any uncertainty about enforceability, whether these provisions apply to claims under the federal securities laws, the impact on claims arising under other laws, and whether or not the provisions apply to purchasers in secondary transactions. If the provisions apply to federal securities laws claims, please also state that investors cannot waive compliance with federal securities laws and the rules and regulations thereunder.
15. We note that your website states "24% Annual Target Return" and "8% preferred return;"
         however, this is not disclosed in your offering statement. Please delete or advise.
16. We note that your website states you are offering a minimum of $500,000 Units.
         However, your disclosure on the offering statement cover page states that minimum offering amount is "Not Applicable." Moreover, your website provides that the minimum investment is $25,000 (25 Units), while your offering statement states that the minimum investment amount is "$1,000.00 for 1 Unit per Investor." Please reconcile.
17. We note your disclosure regarding your concurrent Rule 506(c) offering. Please briefly tell us the facts you relied upon to comply with Rule 152. Refer to
Section II.B.5.c of the
         Regulation A final rules adopting release effective June 19, 2015.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
 Gregory Stula
REAL STREET BUILD-TO-RENT FUND I, LLC
November 20, 2023
Page 4

       Please contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you
have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                        Sincerely,
FirstName LastNameGregory Stula
                                           Division of Corporation Finance
Comapany NameREAL STREET BUILD-TO-RENT FUND I, LLC
                                           Office of Real Estate & Construction
November 20, 2023 Page 4
cc:       Brian Geoghegan, Esq.
FirstName LastName